FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Financial Results Highlights 3Q20	2

Telefónica Q3/9M 20 Financial Results Highlights
29th October 2020
Improving trends in Q3
Further progress against strategic objectives

•Continuously monitoring and adapting to COVID-19 related restrictions to mitigate their impacts on the Company
•Q3 20 Group revenues of €10,461m, down 12.1% y-o-y as a result of COVID-19 and intensifying foreign exchange headwinds, but on an improving trajectory versus Q2 20 (€10,340m; -14.8% y-o-y). In organic terms, Q3 20 revenue improved to -4.3% y-o-y (-5.6% in Q2 20)
•Group OIBDA down 2.8% y-o-y to €2,672m in Q3 20 and it is impacted by the impairment allocated to T. Argentina (-€785m). In organic terms, Q3 20 OIBDA improved to -8.3% y-o-y (-10.0% in Q2 20)
•Negative effects of COVID-19 (revenues -€591m and OIBDA -€315m) mitigated by effective OpEx and CapEx management, optimising operating cash flow
•Q3 organic OIBDA-CapEx stable q-o-q and y-o-y; (OIBDA-CapEx)/Revenues margin up 0.7 p.p. y-o-y in organic terms
•Recovery across 4 core markets driven by proactive management and dynamic commercial activity
–Q3 20 y-o-y organic revenues and OIBDA declines contained at 3.9% and 3.3%, respectively
–Accelerated y-o-y organic growth in both OIBDA-CapEx (+5.2%) and OIBDA-CapEx/Revenues margin (+2.1 p.p.)
•Q3 20 net income (-€160m) impacted by the impairment allocated to T. Argentina, but reached €734m on an underlying basis. Underlying EPS 9M 20 stood at €0.36 (-22.0% y-o-y).
•Strong FCF sequential improvement to €1,579m in Q3 20 (+13.2% y-o-y; €0.30 per share) and to €2,801m in 9M 20
•Net financial debt down €525m versus June 20 to €36,676m, supported by organic FCF generation

	9M 20				Q3 20

€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets

Revenues	32,167	(10.7)	(3.7)	(2.5)	10,461	(12.1)	(4.3)	(3.9)
OIBDA	9,747	(14.9)	(6.7)	(3.1)	2,672	(2.8)	(8.3)	(3.3)
OIBDA Margin	30.3%	(1.5 p.p.)	(1.1 p.p.)	(0.2 p.p.)	25.5%	2.4 p.p.	(1.5 p.p.)	0.2 p.p.
OIBDA- CapEx (ex-spectrum)	5,680	(9.2)	(1.8)	3.4	1,326	44.4	(0.8)	5.2
OIBDA- CapEx / Revenues (ex-spectrum)	17.7%	0.3 p.p.	0.4 p.p.	1.4 p.p.	12.7%	5.0 p.p.	0.7 p.p.	2.1 p.p.
Net Income	671	(50.1)			(160)	(63.9)
Underlying Net Income	2,052	(20.7)			734	(8.9)
FCF (incl. leases principal payments)	2,801	(32.5)			1,579	13.2
Net Financial Debt ex-leases	36,676	(4.2)

•Continuing growth in value accesses y-o-y, UBB, FTTH and contract (up +5%, +20%, +2%), with access mix showing continued improvement as FTTH/UBB reached 63%; +8 p.p. y-o-y. Also, noteworthy are net adds incurred in Q3 20 vs. Q2 20 with FTTH x1.4

•High NPS level at 23% (+3 p.p. y-o-y) in Q3 20 and low churn of 2.4% (-0.3 p.p. y-o-y) reflect benefits of network leadership advantage in driving customer engagement
•Prioritising investments to further strengthen next generation network; 2m premises passed in Q3 20, 6m in the last twelve months, with a total of 133.1m premises passed (60.1m in own network; +10% y-o-y)
•Accelerating digitalisation and on-line transactions; digital sales represent 30% of total sales in 4 core markets, an increase of 36% vs. Q3 19
•Continued progress against strategic objectives
–Focus on our core markets: Spain, UK, Germany and Brazil
◦Spain;
▪5G launched with the ambition of achieving 75% nationwide coverage by year-end
▪Sound recovery in commercial activity with controlled churn and margin expansion
▪Infrastructure leader; +795k premises passed in Q3 20 to 24.4m
◦Germany;
▪Signed an early extension to our existing agreement with Deutsche Telekom on fixed networks and expanded our cooperation further. The new ten-year contingent contract, will now see T. Deutschland market Telekom's FTTH service to its customers
▪T. Deutschland transferred 6,000 towers to Telxius; having executed the first tranche of the transaction which involves 10,100 towers in total and a commitment to build a further 2,400 sites
▪5G launched in the largest cities, with plans for a wider rollout now accelerating
◦UK;
▪Progress in in-market convergent consolidation, JV (O2/VMED) formally requested regulatory approval and £5,700m recapitalisation process was completed. In addition, Q3 shpwed the growth of the customer base across all segments of the business.
◦Brazil;
▪Progress in in-market consolidation via the joint bid offer for Oi; now designated as "preferred bidder" for the auction
▪5G launched in 8 cities; FTTH leadership with 1.5m premisses passed in Q3 20 to 14.6m
–Reduce exposure to Hispam
◦Filed for regulatory approval of the sale of operations to LLA in Costa Rica
◦Portfolio review is underway
–T. Tech
◦All 3 operating companies (Cyber, Cloud, IoT & Big Data) incorporated and fully functional
◦Acquisition of Cybersecurity companies to foster capabilities (consultancy Govertis; iHackLabs professional training)
–Develop T. Infra
◦Announced JV with Allianz in Germany to develop fibre in underserved areas
◦Expanded Telxius tower portfolio through German deal (26,600 sites after the first tranche; 33,000 sites after the full completion of the deal, including 2,400 BTS plan)
–Simplifying our new operating model
◦Signed a MoU with Rakuten to cooperate on a shared vision for advancing OpenRAN, 5G Core and OSS
◦Restructuring costs incurred in Q3 20; tangible benefits from digitalisation, reskilling and fostering agility
◦OIBDA-CapEx margin grew by 0.7 p.p. y-o-y in organic terms in Q3 20

Outlook
•Flat to slightly negative FY 2020 OIBDA-CapEx (y-o-y organic) guidance and EUR 0.40 2020 dividend maintained
•2022 guidance:
–Organic revenue growth
–2 p.p. improvement in (OIBDA-CapEx)/Revenues ratio vs. 2019
•The adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 1.5% of the share capital held as treasury stock (1.54% as of 28th September 2020, according to the CNMV filing)

TELEFÓNICA
2020 OUTLOOK
2020 Outlook (y-o-y organic change)	Jan - Sep 2020
% Chg. Organic

OIBDA-CapEx is to be slightly negative to flat	(1.8)%
Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA
GUIDANCE 2019-2022
2019-2022 Guidance

Revenue growth
+ 2 p.p. (OIBDA-CapEx)/Revenues ratio

Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

Commenting on the announcement, José María Álvarez-Pallete, Chairman and Chief Executive Officer, said:

"Telefónica continues to show its strength in the midst of an unusual situation we are experiencing, in which digitalisation and connectivity will continue to be key to economic recovery.
Thanks to the implementation of the strategy presented a year ago and the robustness of our business, trends are improving in the third quarter, with a clear recovery in commercial activity in our key markets. We are growing in revenue compared to the previous quarter. Furthermore, we continue to optimise the operating cash flow and move forward in line with our objective.
Cash flow generation is also a proof of strength, reaching 1,579 million euros in the third quarter and exceeding both the cash flow posted in the previous quarter and year on year. This allows us to continue reducing debt, which falls by another 525 million euros in the quarter and by more than 1,000 million so far this year.
We are facing the current scenario with a solid liquidity position, which exceeds 22,400 million euros and allows us to cover debt maturities for the next two years.
At Telefónica we reaffirm our commitment to a fair, inclusive and sustainable digitalisation. Proof of it, we are bringing our zero net emissions target to 2025".

Results presentation
The management will host a webcast to discuss the results at 11:30am CET on 29 October 2020. To access the webcast, please click https://streamstudio.world-television.com/999-1454-25553/en

For more information, please contact:
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Telephone: +34 91 482 87 00
ir@telefonica.com

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 37 of the third quarter Interim Management Statement submitted to the CNMV. Moreover, recipients of this document are invited to read Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2020 submitted to the CNMV, in Note 2, page 14, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

For further information please refer to the information on 2020 third quarter Interim Management Statement filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 29, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer